Exhibit 99.2



CPG INTERNATIONAL
Building Products. Better.

2009 Second Quarter Earnings Call



August 7, 2009



Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

CPG INTERNATIONAL
Building Products. Better.

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations, amounts payable pursuant to the management agreement with AEA Investors and the impairment charge for goodwill and other intangibles. In addition, consolidated net income is adjusted to exclude certain items, including certain nonrecurring or unusual charges. Please see the Company's December 31, 2008 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered, premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, AZEK® Deck, AZEK® Moulding, AZEK® Rail, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http:// www.cpgint.com.

Please note:

To access the conference call, please dial (866) 315-3365, and use conference ID code 21394069. An encore presentation will be available for one week after the completion of the call. In order to access the encore presentation, please dial (800) 642-1687 or (706) 645-9291, and use the conference ID code 21394069.



2009 Second Quarter Financial Highlights

- **Market Conditions:**   Housing starts down 47% from prior year Q2

    Repair/remodel markets experiencing double digit decline

    Industrial and commercial markets deteriorated in Q2

- **Revenue:** $62.4mm Q2 2009 vs. $75.4mm in Q2 2008, down 17.3%
    - AZEK Deck growth only partially offset decline in residential, commercial and industrial products

- **Gross Margin:**   35.6% Q2 2009 vs. 23.1% in Q2 2008
    - Material cost reductions and improved operating efficiencies offset lower production volumes

- **SG&A:** $14.1mm Q2 2009 vs. $13.3mm in Q2 2008
    - Increased expenses primarily from marketing and product development

- **Adjusted EBITDA:**   Up 37.9% to $14.5mm;
    - 23.2% Adjusted EBITDA margin

- **Net Income/Loss:** $0.1mm net income in Q2 2009, up from $(2.8)mm net loss in Q2 2008



Quarterly Revenue

Revenue
($ in millions)

 YOY $(13.0) or (17.3)%

Legend: ■ AZEK ■ SP



Quarter	AZEK	SP	Total
Q2 '08	$45.4	$30.0	$75.4
Q3 '08	$61.5	$29.4	$90.9
Q4 '08	$26.2	$18.7	$44.9
Q1 '09	$61.5	$19.9	$81.4
Q2 '09	$37.5	$24.9	$62.4

Volume & ASP
(lbs in millions)



	Volume	ASP
Q2 '08	50.3	$1.50
Q3 '08	60.0	$1.51
Q4 '08	27.4	$1.64
Q1 '09	58.2	$1.40
Q2 '09	38.6	$1.62

Pro Forma Variance Analysis
($ in millions)

Q2 '08 Rev	$75.4
AZEK	(7.9)
SP	(5.1)
Q2 '09 Rev	$62.4

 YOY $(13.0) or (17.3)%

- **YOY revenue down 17.3%**
  - Softness in new construction, repair/remodel and industrial markets
  - AZEK Deck growth

Quarterly Earnings



Adjusted EBITDA
($ in millions)



YOY $4.0 or 37.9% ⬆

Gross Margin and SG&A
(% of revenue)



Variance Analysis
($ in millions)

Q2 '08 PF Adj. EBITDA	$10.5
Change	4.0
Q2 '09 Adj. EBITDA	$14.5

YOY $4.0 or 37.9% ⬆

- ## YOY Adj. EBITDA up 37.9%
  - Lower material cost and improved operating efficiencies
  - Increased marketing and product development initiatives

Year to Date Performance

Revenue / Pro Forma
($ in millions)

| YOY $(32.8) or (18.6)% |


■ Reported Revenue ■ Pro Forma



$176.6
$7.1
$169.5

$143.8
$143.8

YTD '08   YTD '09

Pro Forma Adj. EBITDA
($ in millions)

| YOY $5.1 or 16.8% |


■ Reported EBITDA ■ Pro Forma



$35.5
$30.4
$1.7
$28.6
$35.5

YTD '08   YTD '09

Pro Forma Variance Analysis
($ in millions)

YTD Q2 '08 Rev	$169.5
Composatron PF '08[1]	7.1
YTD Q2 '08 PF Rev	$176.6
AZEK	(24.7)
SP	(8.1)
YTD Q2 '09 PF Rev[1]	$143.8

- Pro forma revenue outpacing underlying markets
- Profitability impacted by lower material costs and improved operating efficiencies

Footnote:
(1) Excludes $0.8mm of non-railing revenue in 2008.



Capital Expenditures

Quarter Cap Ex
($ in millions)

YOY $0.7
or 87.5%



Historical Cap Ex
($ in millions)



- Strategic projects and maintenance investment continues
- Ample capacity to serve market

Working Capital Management



Inventory and Inv Days
($ in millions)

YOY $(16.6)
or (36.1)%

AR and AR Days
($ in millions)

YOY ($8.2)
or (20.1)%





Inv/AR/Prepaid less AP/Accrued
($ in millions)



- Tightly managing working capital
  - Reduced seasonality with soft winter buy
  - Focused collections effort on AR



Liquidity Position

Net Debt[1] & Net Debt/Adj. EBITDA[2]
($ in millions)



Liquidity
($ in millions)



- Liquidity position at $63.2mm
- Focused on liquidity management
- Trailing Twelve Month June 30, 2009 Adjusted EBITDA of $53.2mm

Footnotes:
(1) Net debt defined as total debt and capital lease obligations less cash
(2) Trailing twelve month adjusted EBITDA as defined in Credit Agreements

Capital Structure Overview[1] (as of June 30, 2009)

Instrument	Amount Outstanding	Covenant
	($ in millions)	
ABL Revolver ($65mm; $34.6mm available), L+1.75%, 2/2013	$ 0.0	Minimum fixed charge coverage ≥1.0x (if excess availability <$7.5mm)
Senior Secured Term Loan, L+5.00%, 2/2011	24.2	Senior secured debt/EBITDA ≤ 2.5x
Capital Lease Obligations	6.0	
Senior Secured Debt	$ 30.2	
Senior Unsecured Floating Rate Notes, L+6.75%, 7/2012	$ 128.1	Incurrence tests
Senior Unsecured Fixed Rate Notes, 10.5%, 7/2013	150.0	Incurrence tests
Total Debt	$308.3	
Cash	(28.6)	
Net Debt	$279.7	
Annual Cash Interest Expense (paid semi-annually)	$ 29.9	

1. For detailed information about the Company's debt instruments, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent Quarterly Report on Form 10-Q.



2009 Adjusted EBITDA Guidance(1)



Low	**High**
$45mm	**$55mm**

Downside:

- Prolonged, deep recession
  - Residential repair & remodel activity
  - New home construction
  - Industrial markets
  - Commercial markets/tax revenue
- Resin prices escalate
- Increased competition

Upside:

- Higher than anticipated economic activity
- Increased market penetration for AZEK products
- Lower material costs
- Operational efficiencies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported in 2009.



APPENDIX



Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2008	Add: Six Months Ended June 30, 2009	Less: Six Months Ended June 30, 2008	Twelve Months Ended June 30, 2009
Net (loss) income	$ (48,354)	$ (6,963)	$ (811)	$ (54,506)
Interest expense, net	34,905	16,086	18,079	32,912
Income tax (benefit) expense	(7,095)	(274)	(563)	(6,806)
Depreciation and amortization	21,491	10,665	9,989	22,167
EBITDA	947	19,514	26,694	(6,233)
Impairment of goodwill and other intangibles	40,000	14,408	—	54,408
SFAS 141 inventory adjustment	1,505	—	—	1,505
Relocation and hiring costs	802	73	3 10	565
Composatron non-recurring charges	606	—	150	456
Management fee and expenses	1,855	891	1,068	1,678
Severance costs	171	337	125	383
Settlement charges	26	—	26	—
Non-cash compensation charge	118	35	59	94
Sale of fixed assets	—	126	—	126
Registration expenses related to Notes	309	111	192	228
Adjusted EBITDA	$ 46,339	$ 35,495	$ 28,624	$ 53,210



Quarterly Volume Information

(lbs in thousands)	Q1 2009	Q2 2009	YTD		% Change to prior year	
				Q1 2009	Q2 2009	YTD
AZEK Building Products	48,637	27,188	75,825	-19.3%	-24.9%	-21.4%
Scranton Products	9,544	11,413	20,957	-13.9%	-19.1%	-16.8%
Total	58,181	38,601	96,782	-18.5%	-23.3%	-20.5%

(lbs in thousands)	Q1 2008	Q2 2008	YTD
AZEK Building Products	60,305	36,185	96,490
Scranton Products	11,084	14,113	25,197
Total	71,389	50,298	121,687



CPG



```
                    CPG INTERNATIONAL
                    Building Products. Better.
                            │
            ┌───────────────┴───────────────┐
          AZEK                         SCRANTON PRODUCTS
     Building Products          Worry-Free Brands. Your Every Need.™
         ┌───┴───┐                     ┌───┴───┐
```

Residential	Industrial	Industrial	Commercial
AZEK Trim AZEK Moulding AZEK Rail AZEK Deck AZEK Porch	CELTEC Vycom Division of AZEK Building Products	Flametec HITEC HIGH DENSITY POLYETHYLENE (HDPE) SEABOARD	COMTEC INDUSTRIES HINY HIDERS Santana Products CAPITOL PARTITIONS INC.